Exhibit 15.1

FINANCIAL STATEMENTS

Netrake Corporation

Years ended December 31, 2005 and 2004

Netrake Corporation

Financial Statements

Years ended December 31, 2005 and 2004

Report of Independent Auditors

The Board of Directors
Netrake Corporation

We have audited the accompanying balance sheets of Netrake Corporation as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netrake Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Netrake Corporation will continue as a going concern. As more fully described in Note 2, Netrake Corporation has sustained operating losses since inception, has a working capital deficit, and has a deficit in stockholders’ equity. These conditions raise substantial doubt about Netrake Corporation’s ability to continue as a going concern. The December 31, 2005, financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

June 16, 2006

Netrake Corporation

Balance Sheets

	December 31
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$2,361,905	$410,554
Marketable securities	-	3,977,950
Accrued interest	9,313	84,033
Accounts receivable, net of allowance for doubtful accounts of
$1,549,548 at December 31, 2005	3,204,455	447,174
Accounts receivable, other	4,304	136,686
Inventories	1,454,928	4,795,536
Prepaid expenses	248,193	196,642

Total current assets	7,283,098	10,048,575

Property and equipment, net	1,274,634	994,374
Other assets	30,000	75,500

Total assets	$8,587,732	$11,118,449

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$1,107,767	$319,907
Accrued expenses	920,758	928,761
Deferred revenue	1,728,024	187,744
Capital lease obligations	-	64,500
Current portion of notes payable, net of current portion of debt discount of $14,529 and $17,940 at December 31, 2005 and 2004,
respectively	5,397,752	873,707

Total current liabilities	9,154,301	2,374,619

Long-term portion of notes payable, net of debt discount of $0 and
$14,529 at December 31, 2005 and 2004, respectively	-	1,808,241

Total liabilities	9,154,301	4,182,860

Stockholders' equity (deficit):
Series A, B, C and D convertible preferred stock, $0.001 par value:
Authorized shares - 930,376,328 and 774,582,781 at December 31,
2005 and 2004, respectively
Issued and outstanding shares - 918,421,921 and 759,511,466 at
December 31, 2005 and 2004, respectively
Liquidation value - $50,091,565 and $42,867,918 at December 31,
2005 and 2004, respectively	918,422	759,511
Common stock, $0.001 par value:
Authorized shares - 1,119,153,822 and 963,360,275 at December 31,
2005 and 2004, respectively
Issued and outstanding shares -13,694,326 and 11,906,317 at
December 31, 2005 and 2004, respectively	13,694	11,906
Additional paid-in capital	72,957,637	65,910,954
Accumulated deficit	(74,456,322)	(59,746,782)

Total stockholders' equity (deficit)	(566,569)	6,935,589

Total liabilities and stockholders' equity (deficit)	$8,587,732	$11,118,449

See accompanying notes.

Netrake Corporation

Statements of Operations

	Year ended December 31
	2005	2004

Revenues:
Product	$4,847,631	$2,756,680
Maintenance	526,677	211,243

	5,374,308	2,967,923
Cost of revenues	3,716,251	1,435,847

Gross profit	1,658,057	1,532,076

Operating expenses:
Research and development	7,564,629	7,048,542
General and administrative	3,059,349	2,071,129
Selling and marketing	4,084,999	4,796,275
Depreciation and amortization	1,570,511	1,503,968

Total operating expenses	16,279,488	15,419,914

Loss from operations	(14,621,431)	(13,887,838)

Interest expense	260,811	155,498
Interest income	(172,702)	(393,444)

Interest expense (income), net	88,109	(237,946)

Net loss	$(14,709,540)	$(13,649,892)

See accompanying notes.

Netrake Corporation

Statements of Stockholders’ Equity (Deficit)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance at December 31, 2003	759,511,466	$759,511	10,932,236	$10,932	$65,862,519	$(46,096,890)	$20,536,072
Issuance of common stock	-	-	989,081	989	14,971	-	15,960
Repurchase of common stock	-	-	(15,000)	(15)	(23)	-	(38)
Issuance of Series D warrants in connection with debt financing	-	-	-	-	33,487	-	33,487
Net loss	-	-	-	-	-	(13,649,892)	(13,649,892)

Balance at December 31, 2004	759,511,466	759,511	11,906,317	11,906	65,910,954	(59,746,782)	6,935,589
Issuance of common stock	-	-	1,788,009	1,788	16,092	-	17,880
Issuance of Series D-1 preferred stock	158,910,455	158,911	-	-	7,030,591	-	7,189,502
Net loss	-	-	-	-	-	(14,709,540)	(14,709,540)

Balance at December 31, 2005	918,421,921	$918,422	13,694,326	$13,694	$72,957,637	$(74,456,322)	$(566,569)

See accompanying notes.

Netrake Corporation

Statements of Cash Flows

	Year ended December 31
	2005	2004

Operating Activities
Net loss	$(14,709,540)	$(13,649,892)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	1,570,511	1,503,968
Amortization of debt discount	17,940	7,724
Changes in assets and liabilities:
Accounts receivable	(2,550,179)	1,702,902
Prepaid expenses and other assets	(6,049)	(106,654)
Inventories	2,364,128	(3,280,118)
Accounts payable	787,860	(4,383)
Accrued expenses	(8,004)	104,308
Deferred revenue	1,540,280	(1,492,060)

Net cash used in operating activities	(10,993,053)	(15,214,205)

Investing Activities
Purchases of property and equipment	(795,764)	(1,075,505)
Sale (purchase) of marketable securities, net	3,899,422	(4,261,488)

Net cash provided by (used in) investing activities	3,103,658	(5,336,993)

Financing Activities
Proceeds from issuance of common stock	17,880	15,960
Repurchase of common stock	-	(38)
Proceeds from notes payable	3,970,633	2,555,074
Repayment of debt	(3,772,769)	(1,258,002)
Repayment of capital lease obligations	(64,500)	(361,323)
Proceeds from bridge loan	2,500,000	-
Proceeds from issuance of Series D-1 preferred	7,189,502	-

Net cash provided by financing activities	9,840,746	951,671

Net increase (decrease) in cash and cash equivalents	1,951,351	(19,599,527)
Cash and cash equivalents at beginning of year	410,554	20,010,081

Cash and cash equivalents at end of year	$2,361,905	$410,554

Supplemental Cash Flow Information
Cash paid for interest	$227,142	$154,874

See accompanying notes.

Netrake Corporation

Notes to Financial Statements

December 31, 2005

1. Description of Business

Netrake Corporation (the Company) was incorporated on December 31, 1999, as a Texas C corporation and began business operations on January 3, 2000. On December 12, 2003, the Company was reincorporated in Delaware. The Company is located in the telecom corridor of Plano, Texas, with approximately 64 employees at December 31, 2005 and 2004, in hardware design, software development, sales, marketing, and administration. The Company is an emerging company that has developed a programmable, wire-speed, network processing platform to enable service differentiation and traffic management of multiple content or media over existing broadband networks. Until February 2003, when the Company began commercial sales of its products, the Company was in the development stage and had been engaged primarily in product and business development.

2. Liquidity and Capital Resources

Since inception, the Company has been engaged primarily in raising capital, product research and development, and developing markets for its products. In the course of funding research and development activities, the Company has sustained operating losses since inception and has an accumulated deficit of approximately $74.5 million at December 31, 2005. At December 31, 2005, the Company has approximately $2.4 million in cash and cash equivalents. The Company will need additional capital to further develop or enhance its current product offering, introduce new products and to address unanticipated competitive threats, technical problems, economic conditions or other requirements.

Management and stockholders have been considering several strategic alternatives including raising additional capital from current stockholders, raising capital from new investors or selling the Company. Currently, management and stockholders are in negotiation to sell the Company to a potential acquirer. As described in Notes 5 and 11, under the provisions of the November 2005 Bridge Loan and the April 2006 Bridge Loan, a sale of the Company would be considered a Deemed Liquidation and would result in a payment to the noteholder equal to two times the amount of principal then due and all accrued interest, or approximately $12.8 million. In the event that the sale is not completed, the Company would have to immediately raise additional capital or cease operations. Accordingly, there is substantial doubt as to the Company’s ability to continue as a going concern. The December 31, 2005, financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Netrake Corporation

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments and time deposits with original maturities of three months or less when purchased to be cash equivalents. All cash and cash equivalents are maintained with nationally recognized financial institutions.

Marketable Securities

The Company’s investments primarily include corporate debt securities classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as cumulative unrealized gain (loss) in stockholders’ equity. The fair value of marketable securities is determined based upon quoted market prices. The amortized cost of debt securities is adjusted for amortization of premiums.

Risk Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in investment-grade, short-term debt securities. Products are sold to customers in the telecommunications industry. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral. Because the Company’s accounts receivable are typically unsecured, the Company periodically evaluates the collectibility of its accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company or if the collection of the receivable becomes doubtful due to a dispute that arises subsequent to the delivery of the Company’s products and services, the Company sets up a reserve in an amount determined appropriate for the perceived risk. One contract manufacturer is utilized by the Company for the manufacture of the majority of the Company’s product offerings.

Netrake Corporation

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies (continued)

Four customers accounted for approximately 85% of the revenues for the year ended December 31, 2005. Related accounts receivable from these customers were 83% of the total accounts receivable at December 31, 2005. Two customers accounted for approximately 80% of the revenues for the year ended December 31, 2004. Related accounts receivable from these two customers were 53% of the total accounts receivable at December 31, 2004.

Inventories

Inventories are stated at the lower of cost or market on an average cost basis and consist of the following:

	December 31
	2005	2004

Raw materials	$32,059	$227,589
Finished goods	1,422,869	4,567,947

	$1,454,928	$4,795,536

The Company recorded an adjustment of $1,150,146 to reduce inventory to net realizable value at December 31, 2005.

Property and Equipment

Property and equipment are recorded at cost with depreciation and amortization provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Netrake Corporation

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company’s networking and communications products are integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts. Accordingly, the Company accounts for revenue in accordance with AICPA Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is reasonably assured. In instances where the customer has specified certain conditions for final acceptance, revenue is deferred until all acceptance criteria have been met. Revenue from services is recognized over the period during which the services are performed. Maintenance service revenue is deferred and recognized over the service period, which is typically one year.

The Company warrants its products against defects in materials and workmanship for one year from the installation date as part of its maintenance services.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

Research and Development Costs

Costs associated with the development of new products and changes to existing products are charged to expense as incurred.

Federal Income Taxes

The Company records deferred taxes for the tax effect of differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities. A valuation reserve is provided for a portion or all of the deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Netrake Corporation

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and Financial Accounting Standards Board interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation for APB Opinion No. 25. Under APB 25, the Company recognizes no compensation expense related to employee or director stock options when options are granted with exercise prices at the estimated fair value of the stock on the date of grant, as determined by the Board of Directors.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123 (SFAS 148). Under the provisions of SFAS 123, compensation expense is recognized based on the fair value of options on the grant date.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. Because the options do not have a significant value using the minimum value method, there is no material difference between the Company’s net loss as reported and the pro forma net loss considering the effect of SFAS 123.

Because options vest over a period of several years and additional awards are planned to be made each year, the pro forma information above is not necessarily indicative of the effects on reported or pro forma net earnings or losses for future years. The Company follows the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Connection with Selling Goods or Services, for equity instruments granted to non-employees. The Company expenses the fair value of these equity instruments over the respective vesting term.

Netrake Corporation

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results may differ from those estimates.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 123(R), Share-Based Payment. SFAS 123(R) amends SFAS 123 and superseded APB 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expenses over the requisite service period of the share-based payment award. The fair value of the share-based payment award will be computed on the grant date and cannot be remeasured in future periods. Additionally, forfeitures will need to be estimated on the grant date, and subsequent revisions to forfeitures should be reported as a cumulative effect of a change in accounting estimate in the period in which the revision occurs. The modified share-based incremental fair value of the modified award will be recorded as compensation expense on the date of the modification or over the remaining requisite service period. SFAS 123(R) also requires significant additional disclosures for share-based payment awards. SFAS 123(R) is effective for share-based payment awards granted, modified or settled after the first reporting period beginning after December 15, 2005. The Company has not completed the process of evaluating the impact of SFAS 123(R) on its financial statements.

Netrake Corporation

Notes to Financial Statements (continued)

4. Property and Equipment

Property and equipment consists of the following at December 31:

	Estimated Useful Lives	2005	2004

Computer equipment	3 years	$3,334,733	$3,026,251
Hardware	2 years	1,771,856	585,146
Software	1 to 3 years	2,984,671	2,717,646
Furniture, fixtures and equipment	5 years	672,034	664,759
Leasehold improvements	Lease term	222,327	222,328

		8,985,621	7,216,130

Less accumulated depreciation and amortization		(7,710,987)	(6,221,756)

		$1,274,634	$994,374

5. Notes Payable

The Company’s notes payable consist of the following at December 31:

	2005	2004

Senior Term Loan:
Restated Term Loan	$240,691	$635,796
Equipment Loan	655,512	1,014,621
Working Capital Loan	2,016,078	1,064,000
Bridge Loan	2,500,000	-

	5,412,281	2,714,417
Less unamortized discount	(14,529)	(32,469)
Less current portion of long-term debt	(5,397,752)	(873,707)

	$-	$1,808,241

Netrake Corporation

Notes to Financial Statements (continued)

5. Notes Payable (continued)

Restated Term Loan

On June 25, 2001, the Company entered into a $3 million Senior Term Loan (the Senior Term Loan) with two lenders. The Senior Term Loan carried an interest rate equal to the yield on a 30-month United States Treasury Note plus 825 basis points. The Senior Term Loan was to be repaid in 30 equal monthly installments. Under the terms of the Senior Term Loan, each lender was granted a firm right to purchase up to $250,000 of securities sold in the Company’s next equity financing at the same price and on the same terms and conditions as paid and received by the lead investor of the equity financing. Borrowings under the Senior Term Loan were secured by the assets of the Company.

On August 1, 2003, the Company refinanced the outstanding balance of the Senior Term Loan and the Equipment Loan discussed below into a $1.165 million term loan (the Restated Term Loan). The Restated Term Loan carries an interest rate of 5.5%. The Restated Term Loan is to be repaid in 36 equal monthly installments of principal and interest.

In connection with the Senior Term Loan, the Company issued warrants to acquire 232,686 shares of preferred stock (see Note 7). The unamortized discount incurred in connection with the issuance of these warrants totaled $39,654 at December 31, 2002. In connection with the August 1, 2003 refinancing, the Company expensed the remaining unamortized discount of $23,316 related to the Senior Term Loan.

In connection with the Restated Term Loan, the Company issued warrants to acquire 33,373 shares of preferred stock (see Note 7). The unamortized discount incurred in connection with the issuance of these warrants totaled $1,103 and $2,994 at December 31, 2005 and 2004, respectively.

Equipment Loan

On June 26, 2001, the Company entered into a loan and security agreement with a lender to acquire up to $1 million of qualified equipment through periodic advances (the Equipment Loan). The commitment expired on March 31, 2002. The interest rate on each advance was equal to the yield of a 36-month United States Treasury Note on the date of the advance plus 375 basis points. Each advance was to be repaid in 36 equal monthly installments. At the maturity date of each advance, an additional amount equal to 8% of each funded advance was due. Borrowings under the Equipment Loan were secured by the assets of the Company.

Netrake Corporation

Notes to Financial Statements (continued)

5. Notes Payable (continued)

On August 1, 2003, the Company refinanced the remaining balance of the Senior Term Loan discussed above and the Equipment Loan into the $1.165 million Restated Term Loan. The Restated Term Loan carries an interest rate of 5.5%. The Restated Term Loan is to be repaid in 36 equal monthly installments of principal and interest.

Also on August 1, 2003, the Company entered into a loan and security agreement with a lender to acquire up to $1 million of qualified equipment through periodic advances (the 2003 Equipment Loan). The commitment expired June 30, 2004. The interest rate on each advance is equal to the greater of (i) prime plus 300 basis points or (ii) 5.5%. Each draw is amortized over 36 months from the date of draw. At December 31, 2004, approximately $1 million had been advanced with an average interest rate of 7%.

On September 29, 2004, the Company modified the Equipment Loan to acquire up to $750,000 of additional qualified equipment. The commitment expired on January 31, 2006. The interest rate on each advance is equal to the greater of (i) prime plus 175 basis points or (ii) 6%. Each draw is amortized over 36 months from the date of draw. At December 31, 2005, $416,247 had been advanced with an average interest rate of 7.17%.

In connection with the modification of the Equipment Loan in 2004, the Company issued warrants to acquire 412,397 and 879,781 shares of preferred stock (see Note 7). The unamortized discount incurred in connection with the issuance of these warrants totaled $7,652 and $16,003 at December 31, 2005 and 2004, respectively.

Working Capital Loan

On September 29, 2004, the Company entered into a loan and security agreement with a lender for a revolving credit line of $2,000,000 for advances made against domestic and foreign receivables and inventory. The loan facility expires on September 29, 2006. Interest rates are based on a liquidity ratio formula and will equal an interest rate of either prime plus 0.75% or prime plus 2.25% (8% and 6% at December 31, 2005 and 2004, respectively). The loan also carries a collateral handling fee of 0.25% per month on unpaid balances if the liquidity ratio falls below certain levels, and an unused credit line fee of 0.375% per annum.

Netrake Corporation

Notes to Financial Statements (continued)

5. Notes Payable (continued)

Domestic receivable advances are made at a rate of 80% on up to $2,500,000 in receivables to a maximum sublimit of $2,000,000 in total advances. At December 31, 2005, the unpaid balance for domestic receivable advances was $1,016,077 against $3,204,455 in receivables.

Inventory advances are made at a rate of 80% on up to $1,111,111 in inventory to a maximum sublimit of $1,000,000 in total advances. Interest is charged on 100% of the inventory advanced against. Interest is due monthly and principal is due in October 2006. Total inventory advances cannot exceed 50% of the value of on-hand inventory. The Company must maintain a cash balance of 1.5 times the unpaid inventory advance balance. At December 31, 2005 and 2004, the unpaid balance for inventory advances was $1,000,000. At December 31, 2005, total inventory advances exceeded 50% of the value of on-hand inventory. The Company has not received a waiver of the violation at December 31, 2005. The agreement was amended for the period through June 30, 2006, to levels that the Company could achieve. However, on July 1, 2006, the Company expects to be in noncompliance.

In connection with the Equipment Loan modification and the revolving credit facility, the Company issued warrants to acquire 2,391,905 shares of preferred stock (see Note 7). The unamortized discount incurred in connection with the issuance of these warrants totaled $9,141 and $18,764 at December 31, 2005 and 2004, respectively.

Modification of Senior Term Loan

All unpaid principal and interest are due upon maturity on August 15, 2006. See Note 11 for a modification made to the Senior Term Loan subsequent to December 31, 2005.

November 2005 Bridge Loan

On November 15, 2005, the Company entered into a Secured Subordinated Convertible Promissory Note Purchase Agreement (November 2005 Note Agreement) with its Preferred Holders and other investors, subordinated to the Silicon Valley Bank Term Loan, Equipment Loan and Working Capital Loan (Senior Debt). Under the November 2005 Note Agreement, the Company agreed to issue and sell Notes in the principal amount of $5 million in two traunches. The Company sold the First Traunche Notes on November 15, 2005, and on December 15, 2005, in the total amount of $2.5 million. The Company agreed to issue and sell the Second Traunche Notes, totaling $2.5 million, upon (a) the written approval of Investors holding at least 75% of the indebtedness evidenced by all of the then outstanding Notes, in their sole and absolute discretion, or (b) the closing of a financing of the Company which includes one or more investors who are not currently stockholders of the Company, provided that such Outside Investors invest at least $5 million in the aggregate. See Note 11 for a discussion of the Second Traunche Notes as well as additional bridge loans subsequent to December 31, 2005.

Netrake Corporation

Notes to Financial Statements (continued)

5. Notes Payable (continued)

The Notes accrue interest at a rate of 8% per annum. Payments of principal and interest shall be payable in a single payment only upon the occurrence of the earlier of: (i) demand by the holders of 75% of the aggregate principal amount of the Notes then outstanding (Consenting Investors) or (ii) the consummation of a Deemed Liquidation as such term is defined in the Company’s Certificate of Incorporation.

At the closing of a Subsequent Financing and upon the election of the Consenting Investors, all of the principal and interest then due on all Notes shall automatically convert into shares of Subsequent Financing Securities and on the additional terms and conditions applicable generally to such Subsequent Financing.

If a Deemed Liquidation is completed prior to the conversion of the Notes, the noteholders will be entitled to receive a payment equal to two times the amount of principal then due and payable and all accrued interest.

6. Leases

The Company leases its facility under a lease agreement which provides the Company with an option to terminate the lease effective December 31, 2006.

Total rent expense was $193,656 and $194,260 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, the minimum future rental payments due under the operating lease agreement for 2006 are $193,656.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity

Preferred Stock

Of the total authorized preferred stock, the Company has designated 10,215,131 shares, 86,000,037 shares, 231,878,724 shares, 442,282,436 shares and 160,000,000 shares of Series A, B, C, D and D-1 Preferred Stock (the Series A preferred, Series B preferred, Series C preferred, Series D preferred, Series D-1 preferred), respectively.

In 2000, the Company sold 6.4 million shares of Series A preferred at a price of $0.50 per share.

In January 2001, the Company sold 12,603,878 shares of Series B preferred at a price of $1.805 per share.

In January 2002, the Company sold 210,000 shares of Series B preferred at a price of $1.20 per share.

On October 21, 2002, the Company sold 26.7 million shares of Series C preferred at a price of $0.2024 per share, for total proceeds of $5,213,493, net of offering costs. Also at the closing of the Series C Preferred Stock financing in October 2002, $4.5 million in bridge notes and related accrued interest of $101,508 automatically converted into approximately 22.7 million shares of Series C preferred.

In March 2003, the Company sold 49.4 million shares of Series C preferred at a price of $0.2024 per share, for total proceeds of $10 million.

On December 12, 2003, the Company sold 439.9 million shares of Series D preferred at $0.04547 per share, for total proceeds of approximately $19.9 million, net of offering costs.

Under the terms of the amended and restated certificate of incorporation, any stockholder of Series A, B or C preferred that failed to purchase their pro rata share of Series D preferred shall have their Series A, B or C preferred converted to shares of common stock at the conversion price. As a result, 3,873,751 shares of Series A preferred, 586,146 shares of Series B preferred, and 988,142 shares of Series C preferred were converted into 5,448,039 shares of common stock.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

In connection with the amended and restated certificate of incorporation, immediately and prior to the closing of the Series D preferred financing, each share of Series A preferred was split into 2.8963925 shares of Series A preferred, each share of Series B preferred was split into 3.2675027 shares of Series B preferred, and each share of Series C preferred was split into 2.311649 shares of Series C preferred.

On March 11, 2005, the Company sold 113.3 million shares of Series D-1 preferred at $0.04547 per share, for total proceeds of approximately $5.115 million, net of offering costs of approximately $35,000.

On August 9, 2005, the Company sold 45.6 million shares of Series D-1 preferred at $0.04547 per share, for total proceeds of approximately $2.075 million, net of offering costs.

The following table summarizes the key terms of the Company’s preferred stock:

			Terms Following Series C and Series D-1 Financing
Preferred Series	Shares Originally Issued	Original Issue Price Per Share	Shares Outstanding	Liquidation Preference Per Share *

Series A	6,400,000	$0.50	10,215,131	***
Series B	12,813,878	$1.805	83,313,605	***
Series C	98,814,228	$0.2024	226,092,199	**
Series D	439,890,531	$0.045465857	439,890,531	$0.045465857
Series D-1	160,000,000	$0.045465857	158,910,455	$0.045465857

*	Holders of Series D and D-1 preferred are entitled to receive their liquidation preference prior to and in preference to any payment or distribution and setting apart for payment or distribution of any of the assets or surplus funds of the Company to the holders of Series A preferred, Series B preferred, Series C preferred or common stock plus an amount equal to any declared but unpaid dividends on such share.

**	In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or pursuant to a Deemed Liquidation, the holders of the Series C preferred shall be entitled to receive, after payment in full of the Series D and Series D-1 preferred liquidation preference to each holder for each share of Series D and Series D-1 preferred then held by such holder and prior and in preference to any payment or distribution and setting apart for payment or distribution of any of the assets or surplus funds of the Company to the holders of the Series A preferred, the Series B preferred or the common stock, for each share of Series C preferred then held by them, an amount equal to $0.0588 per share plus an amount equal to any declared but unpaid dividends on such share.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

***	In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or pursuant to a Deemed Liquidation, the holders of the Series A preferred and the Series B preferred shall be entitled to receive after payment in full of the Series C preferred, Series D preferred and Series D-1 preferred liquidation preferences, on a pari passu basis among the holders of the Series A preferred and the Series B preferred, prior and in preference to any payment or distribution and setting apart for payment or distribution of any of the assets or surplus funds of the Company to holders of the common stock (a) for each share of Series A preferred then held by them, an amount equal to $0.0595 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares after the filing date hereof) plus an amount equal to any declared but unpaid dividends on such share, and (b) for each share of Series B preferred then held by them, an amount equal to $0.1076 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares after the filing date hereof) plus an amount equal to any declared but unpaid dividends on such share.

Holders of Series D preferred and Series D-1 preferred are entitled to receive dividends, at an annual rate of 8% per annum of the Stated Value, as defined, prior and in preference to any payment or distribution to the holders of common stock and Series A, B and C preferred payable when, as and if declared by the Company’s Board of Directors. Holders of Series A, B and C preferred are entitled to receive, on a pari passu basis among the holders of Series A, B and C preferred, dividends prior and in preference to any payment or distribution to the holders of common stock, payable when, as and if declared by the Company’s Board of Directors, at an annual rate of 8% per annum of the Stated Value, as defined, per share of their respective shares of Series A, B and C preferred. No dividends shall be declared or paid and no distribution shall be made on any shares of Series A, B or C preferred or common stock unless all declared but unpaid Series D preferred and Series D-1 preferred dividends have been paid or irrevocably set apart for payment, and no dividends shall be declared or paid, and no distribution shall be made on any shares of common stock unless all declared but unpaid Series A, B and C preferred dividends have been paid or irrevocably set apart for payment. All dividends shall be noncumulative.

The Series A, B, C, D and D-1 preferred are convertible into common stock at any time at the option of the holder. The Series A, B, C, D and D-1 preferred are also subject to automatic conversion upon the earlier of (i) immediately prior and subject to the closing and funding of a Qualified Public Offering, as defined, or (ii) upon the affirmative vote of the holders of a majority of the outstanding shares of the then outstanding shares of Series A, B, C, D and D-1 preferred, including the holders of at least a majority of the outstanding shares of Series D-1 preferred. The conversion rate is initially one share of common stock for each share of preferred stock, subject to adjustment, as defined in the Company’s Amended and Restated Certificate of Incorporation.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

At any time after March 11, 2010, but prior to a Qualified Public Offering, as defined, and within 45 days after the receipt by the Company of a written request from the holders of at least 66.67% of the then outstanding Series C preferred, Series D and Series D-1 preferred, voting together as a single class and not as a separate series, that all, and not less than all of the shares of Series C, D and D-1 preferred be redeemed, the Company shall redeem, in three equal annual installments, all the shares of Series C preferred, Series D preferred and Series D-1 preferred shares outstanding as of the date of such written request specified, an amount equal to $0.0588, $0.045465857 and $0.045465857 per share for Series C preferred, Series D preferred and Series D-1 preferred, respectively, plus an additional amount equal to any dividends accrued but unpaid on each such share.

Series A and B preferred are not redeemable.

Holders of preferred stock have voting rights equal to the number of common shares they would have upon conversion of the preferred stock. The preferred stockholders are entitled to vote as a single class and not as a separate series. In addition, holders of preferred stock have certain additional voting rights as set forth in the amended and restated certificate of incorporation.

Stock Options

In February 2000, the Company’s Board of Directors approved the adoption of a stock option plan (the Plan), which provides for the issuance of incentive and/or nonqualified stock options and restricted stock awards to eligible employees, consultants and directors of the Company to acquire up to a maximum of 11,550,000 shares of common stock. In October 2002, the Company amended the Plan to increase the maximum number of shares to be granted under the Plan to 24,193,548. In February 2004, the Company amended the Plan to increase the maximum number of shares to be granted under the Plan to 181,829,455. The exercise price for incentive and/or nonqualified stock options shall be no less than the fair market value of the common stock on the date of grant. Fair market value of the Company’s common stock, in the absence of trading on a national or regional exchange, is determined by the Board of Directors. The exercise price for the restricted stock awards will be the par value of the common stock or such other price as determined by the Company’s Board of Directors at the time of the grant of the restricted stock award. The Plan is administered by the Company’s Board of Directors, who determine the number of shares for options or awards that will be granted, the effective dates of the grants or awards, the option prices and the vesting schedules. Unless otherwise established, options granted pursuant to the Plan vest 25% upon completion of 12 months of service, and the remaining options vest 6.25% every quarter thereafter during the remaining three years. Restricted stock awards when issued are immediately exercisable; however, shares are restricted and are subject to repurchase by the Company at a cash price determined by the Board of Directors until the restrictions lapse over a four-year period in the same proportion as the stock option vesting. Options expire ten years from the date of grant and automatically expire at termination of employment.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

The following table summarizes the stock option activity related to the Plan:

	Number of Shares	Weighted Average Exercise Price
	Stock Options

Outstanding at December 31, 2003	19,790,148	$0.0610
Granted	128,790,150	0.0100
Exercised	(989,080)	0.0161
Cancelled	(8,769,012)	0.0330

Outstanding at December 31, 2004	138,822,206	0.0158
Granted	29,073,891	0.0100
Exercised	(175,000)	0.0100
Cancelled	(36,533,235)	0.0193

Outstanding at December 31, 2005	131,187,862	0.0150

At December 31, 2005, there were 45,500,818 shares available for issuance under the Plan.

The weighted average fair value of the stock options granted during 2005 and 2004 was $0.01 per share at issuance.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

The following table summarizes the number of options, the exercise prices, and the weighted average remaining contractual life of all stock options outstanding as of December 31, 2005:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)

$0.0100	119,125,096	8.41
0.0330	564,849	4.81
0.0333	149,844	5.05
0.0500	10,006,136	6.86
0.1330	94,500	5.15
0.1400	1,247,437	5.81

	131,187,862

At December 31, 2005, there were 86,236,501 options exercisable with a weighted average exercise price of $0.017. At December 31, 2004, there were 62,389,081 options exercisable with a weighted average exercise price of $0.0188.

During 2005, the Company awarded 1,613,009 shares of restricted stock to an employee. The shares awarded were subject to the terms and conditions of the Plan. Vesting of 16.67% of the total shares occurs on the date of the grant and an additional 16.67% vests at the end of each three-month period following the first vesting date. Of the shares outstanding under restricted stock awards, 1,344,120 are subject to repurchase. The Company recorded compensation expense of $16,130 for the year ended December 31, 2005, related to this award.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

SFAS 123 requires disclosure of pro forma net income information computed as if the Company had accounted for its employee stock options granted under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value option pricing model, which does not take into account volatility, and the following weighted average assumptions: no dividend payouts expected, expected option life of five years, and a risk-free interest rate averaging 3.74% in 2005 and 2004. See Note 3 for the pro forma effects on net loss of SFAS No. 123 for the years ended December 31, 2005 and 2004.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

Warrants

The Company issued warrants to purchase Series B preferred, Series C preferred and Series D preferred in connection with promissory notes, equipment loans, working capital loan, bridge notes and lease facilities (see Note 5 and Note 6). The fair value of the warrants was determined using the Minimum Value method and was recorded as a credit to additional capital and is being recognized as additional interest expense over the term of the related facility. The warrants are exercisable at any time from the date of the grant through the term of the warrant.

Date	Warrants to Purchase	Exercisable Price Per Share	Original Fair Value	Term

Warrants as originally issued:

October 11, 2000	110,802 shares of Series B preferred	$1.805	$40,000	10 years
June 25, 2001	155,124 shares of Series B preferred	$1.805	56,000	10 years
June 25, 2001	77,562 shares of Series B preferred	$1.805	28,000	10 years
June 26, 2001	27,700 shares of Series B preferred	$1.805	10,000	10 years
July 19, 2001	30,500 shares of Series B preferred	$1.805	11,000	10 years
June 24, 2002	1,235,174 shares of Series C preferred	$0.202	234,683	10 years
August 28, 2002	1,235,174 shares of Series C preferred	$0.202	234,683	10 years
August 1, 2003	33,373 shares of Series C preferred	$0.202	5,673	7 years
September 29, 2004	412,397 shares of Series D preferred	$0.454	5,774	7 years
September 29, 2004	1,099,727 shares of Series D preferred	$0.454	15,396	7 years
September 29, 2004	879,781 shares of Series D preferred	$0.454	12,317	7 years

In connection with the sale of Series C preferred in October 2002, the Company increased the number of Series B preferred shares purchasable by the Series B preferred warrant holders, as shown above, by an aggregate of 420,484 shares with a corresponding reduction in the per share exercise prices, as provided for in the antidilution provisions of the warrants.

Netrake Corporation

Notes to Financial Statements (continued)

7. Stockholders’ Equity (continued)

In connection with the sale of Series D preferred in December 2003, the Company increased the number of Series B and C preferred shares purchasable by the Series B and C preferred warrant holders, as shown above, by an aggregate of 5,147,064 shares with a corresponding reduction in the per share exercise prices, as provided for in the antidilution provisions of the warrants.

Summary of Reserved Shares

At December 31, 2005, common stock reserved for future issuance is as follows:

Stock option plan	176,688,680
Conversion of outstanding preferred stock	918,421,921
Warrants	10,864,862

1,105,975,463

8. Income Taxes

The difference between the benefit for income taxes and the amount computed by applying the federal income tax rate to loss before benefit for income taxes is explained below:

	2005	2004

Benefit computed at federal statutory rate	$(5,001,244)	$(4,640,963)
Permanent differences	18,500	291,271
State income tax expense (benefit), net of federal tax	(435,257)	(379,632)
Increase in valuation allowance	5,418,001	4,729,324

	$-	$-

Significant components of the Company’s deferred tax assets are as follows:

	2005	2004

Deferred tax assets:
Capitalized start-up costs	$2,298,350	$2,602,769
Other	654,223	912,426
Net operating loss carryforwards	24,207,933	18,227,309

Total deferred tax assets	27,160,506	21,742,504

Valuation allowance	(27,160,506)	(21,742,504)

Net deferred tax assets	$-	$-

Netrake Corporation

Notes to Financial Statements (continued)

8. Income Taxes (continued)

The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 2005 and 2004, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future income tax provisions.

As of December 31, 2005, the Company had federal net operating losses of approximately $65.1 million. The net operating loss carryforwards will expire at various dates beginning in 2020 if not utilized.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitations due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitations may result in the expiration of net operating loss carryforwards before utilization.

9. Employee Benefit Plan

In 2001, the Company began a defined contribution 401(k) plan. The 401(k) plan covers all full-time employees who are at least 18 years of age. Participants may contribute up to 15% of pretax compensation, subject to certain limitations. Company contributions are discretionary, and no contributions have been made to date.

10. Litigation and Commitments

On October 5, 2005, Volo Communications, Inc. and Volo Acquisitions, Inc. filed suit against the Company in Broward County, Florida, alleging breach of contract, breach of warranty, fraudulent misrepresentation, and violation of Florida’s unfair and deceptive trade practices act. Volo’s claims are based on allegations that Netrake’s products did not work as represented. The Company moved to compel arbitration in Texas and to stay the Florida judicial proceedings based on the terms of the sale contract. The trial court granted that motion, compelled Volo to arbitration, and stayed the Florida court proceedings. Volo has appealed the trial court’s decision. The parties are awaiting the Florida appellate court’s decision.

Netrake Corporation

Notes to Financial Statements (continued)

10. Litigation and Commitments (continued)

On October 24, 2005, the Company sued Volo Communications, Inc., VoIP, Inc., Volo Acquisitions Group, Inc. and Caerus, Inc. (collectively, “Volo”). The Company alleged a breach of contract claim and asked for a writ of sequestration based on Volo’s payment default. The Company also asked the court to compel Volo to arbitration based on the terms of the sale contract. The Company successfully took back property located in Dallas, Texas. The trial court ordered Volo to arbitrate its claims in Texas. Volo has appealed the trial court’s decision. The parties are awaiting the Texas appellate court’s decision.

On November 4, 2005, the Company filed a Demand for Arbitration with the American Arbitration Association in Texas. The Company alleged claims for breach of contract, business disparagement, conversion, misappropriation of trade secrets, tortious interference with prospective business relations, and recovery of attorney’s fees. Volo counterclaimed with claims for breach of contract and breach of warranty. Volo’s claims are based on their allegations that Netrake’s products did not work as represented.

The Company intends to vigorously dispute these claims. Under the contract the limitation of the Company’s liability is the amount paid by the customer. To date, Volo has paid approximately $200,000, which has been recorded as deferred revenue.

11. Subsequent Events

November 2005 Bridge Loan

The Second Traunche of the November 2005 Note Agreement was funded in February 2006 in the amount of $2.5 million upon written approval of the Consenting Investors, which brought the total outstanding to $5.0 million.

April 2006 Bridge Loan

On April 27, 2006, the Company entered into a Secured Subordinated Convertible Promissory Note Purchase Agreement (April 2006 Note Agreement) with its Preferred Holders subordinated to the Senior Debt and pari passu with the November 2005 Note Agreement. Under the April 2006 Note Agreement, the Company agreed to issue and sell Notes in the principal amount of $1.4 million in two closings. The Company sold the Notes at the Initial Closing to four investors (Initial Closing Investors) on April 27, 2006, in the principal amount of $1.36 million. The Company agreed to issue and sell Notes to the remaining investors (Additional Investors) totaling $40,000 in a Subsequent Closing within 30 days of the Initial Closing. The Board of Directors has approved an indefinite extension of the Subsequent Closing date. In the event that any Additional Investor does not purchase their subscribed amount, the Initial Closing Investors agreed to purchase their pro rata share of the undersubscribed Notes.

Netrake Corporation

Notes to Financial Statements (continued)

11. Subsequent Events (continued)

The Notes accrue interest at a rate of 8% per annum. Payments of principal and interest shall be payable in a single payment only upon the occurrence of the earlier of: (i) demand by the holders of 75% of the aggregate principal amount of all of the Notes then outstanding or (ii) the consummation of a Deemed Liquidation as such term is defined in the Company’s Certificate of Incorporation.

At the closing of a Subsequent Financing and upon the election of the Consenting Investors, all of the principal and interest then due on all Notes shall automatically convert into shares of Subsequent Financing Securities on the additional terms and conditions applicable generally to such Subsequent Financing.

If a Deemed Liquidation is completed prior to the conversion of the Notes, the noteholders are entitled to receive a payment equal to two times the amount of principal then due and payable and all accrued interest.

In connection with the April 2006 Note Agreement, the Company amended its Certificate of Incorporation. Under the terms of the Amendment dated April 25, 2006, to the Second Amended and Restated Certificate of Incorporation, all shares of Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series D-1 Preferred were subject to automatic conversion to common shares for failure to enter into the April 2006 Note Agreement.

May 2006 Bridge Loan

In connection with the potential sale of the Company, on May 24, 2006, the Company entered into a Loan Agreement and Security Agreement with the potential acquirer subordinated to the Senior Debt and pari passu with the November 2005 Note Agreement and the April 2006 Note Agreement (Bridge Loans). The loan is in the amount of $0.6 million and bears interest at a variable rate of 180-day LIBOR plus 1.0% per annum. All principal and accrued interest are payable on November 1, 2006.

Netrake Corporation

Notes to Financial Statements (continued)

11. Subsequent Events (continued)

Notes Payable

On February 13, 2006, the Company executed an Amendment to the Security Agreement (the Amendment) with its Senior Lender. The Amendment increased the revolving credit line on the Working Capital Loan to $3,000,000 and extended the loan maturity date to September 28, 2007. The Amendment also provided for a temporary agreement to reduce the requirement to maintain a cash balance from 1.5 times the inventory advance amount to 1.0 times the inventory advance amount until February 28, 2006.

In connection with the Amendment, the Company issued warrants to acquire shares of preferred stock. The class of shares available under the warrant will be the class of stock issued in connection with the next round of financing to occur prior to August 31, 2006. If no such round is authorized and issued on or prior to that date, the class of shares available under the warrant will be Series D-1 Preferred Stock. The number of shares available under the warrant will be the quotient of $25,000 divided by the warrant price.

On June 12, 2006, the Company executed a Second Amendment to the Security Agreement (Second Amendment) with its Senior Lender. The Amendment (a) modified the interest rate to prime plus 2.75%; (b) modified the maturity date to August 15, 2006; (c) removed the cash balance requirement of 1.5 times the inventory advance amount until June 30, 2006; (d) removed the requirement that total inventory advances cannot exceed 50% of the value of on-hand inventory until June 30, 2006; and (e) provided consent by the Senior Lender for the Company to enter into the May 2006 Bridge Loan. Because the maturity date was modified to August 15, 2006, the balance outstanding at December 31, 2005, is classified as a current liability.